

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

<u>Via E-mail</u>
Srinivasan Venkatakrishnan
Chief Executive Officer
AngloGold Ashanti Limited
76 Jeppe Street
Newtown, Johannesburg, 2001
South Africa

  Re: AngloGold Ashanti Limited
     Form 20-F for the Year Ended December 31, 2012
     Filed April 26, 2013
     Form 6-K furnished February 20, 2013
     File No. 001-14846

Dear Mr. Venkatakrishnan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2012</u>

<u>Item 5A: Operating Results, page 123</u>

<u>Comparison of financial performance in 2012 with 2011, page 146</u>

1. We note your disclosure of changes in average gold spot price and production volume as factors that contributed to material changes in revenues over the reported periods. You also state changes in labor, fuel, contractor and other costs as factors that contributed to material changes in production costs. Please provide in future filings a discussion of segment results that describes and quantifies underlying material activities that affect revenue and costs between periods (e.g. provide a narrative discussion of the extent to which increases in revenues are attributable to increases in average gold price or to

increases in the volume of gold sold). Please quantify, to the extent practicable, the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods for each year presented. Please provide us with a draft of your proposed disclosures. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Notes to the Consolidated Financial Statements

4. Significant Accounting Policies

4.19 Product sales, page F-18

2.   We note that you produce and sell significant quantities of silver, uranium oxide and sulfuric acid as by-products. Tell us where these sales are included within your statement of operations. Please provide us with, and confirm you will disclose in future filings, your accounting policy for the sale of by-products and the amounts you recognized for each year presented.

20. Commitments and Contingencies, page F-58

3.   We note your disclosure that contingencies are an area that requires significant management estimates. We also note that amounts summarized represent possible losses for loss contingencies, where an estimate can be made. Please expand the disclosure on your policy for accounting for contingencies if there is a reasonable possibility that a loss has been incurred. See ASC 450-20-50-3.

Form 6-K furnished February 20, 2013
Report for the Quarter and Year Ended 31 December 2012

4.   We note your disclosure that cash costs for 2012 were $862/oz and notional cash expenditure (including sustaining capital) was $1,115/oz, and $1,390/oz (if one were to include all project capital expenditure and new investment/projects). These notional cash expenditure metrics appear to be new non-GAAP financial measures in your report for the quarter and year ended December 31, 2012. Please tell us how you defined these measures, identify the specific adjusting items that are included and excluded from your computation of these measures, and tell us how you computed the adjustments if they were not taken from the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining